PRESS RELEASE

Atento Acquires Majority Stake in R Brasil Soluções to Expand Collections Capabilities

•         Acquisition is latest display of Atento’s ambitious long-term growth strategy, expands capabilities to serve increasing demand for end-to-end collections solutions

•         R Brasil Soluções is a leading provider of collections services for large clients in the financial services, telecommunications and retail sectors in Brazil

SAO PAULO, September 6, 2016 – Atento S.A. (NYSE:  ATTO), the leading provider of customer relationship management and business process outsourcing services (CRM BPO) in Latin America, and one of the three top providers worldwide, today announced the acquisition of a controlling share of R Brasil Soluções (R Brasil), a top provider of collections services in Brazil. Financial terms of the transaction were not disclosed.  The acquisition is expected to be accretive to Atento’s profitability in its first year.

Founded in 2007, R Brasil has more than 20 blue-chip clients in its portfolio. The company is highly regarded for providing financial services, telecommunications and retail clients in Brazil with innovative and efficient collections solutions. A reference within the industry, R Brasil’s collections platform provides fast integration with client systems and delivers revenue recovery effectiveness through business intelligence and analytics.

According to Alejandro Reynal, Atento’s Chief Executive Officer, “This acquisition accelerates Atento´s penetration into higher value-add solutions while further strengthening our leadership position in Latin America”. Mr. Reynal added, “As part of our long-term strategy, we continue to lead in core voice services; diversify into higher-value add solutions, especially with financial services clients; and accelerate growth in digital services. The acquisition of R Brasil advances the execution of our strategy.”

“The joint capabilities of Atento and R Brasil Soluções will make us the largest provider of collections solutions in Brazil”, said Mario Camara, Atento Brazil Managing Director. “We will offer a superior end-to end revenue recovery solution to our clients and their end consumers to settle past due situations while enhancing their relationships. We are excited about the new opportunities we can now bring to our clients”.

Flavio Luiz Rossetto, Managing Director of R Brasil, called the acquisition agreement with Atento, “A major milestone” for his company. “Our corporate vision of generating value by providing excellent collections solutions aligns well with Atento´s mission to make companies successful by guaranteeing the best customer experience for their end consumers,” said Mr. Rossetto. Following the acquisition, founders of R Brasil, Flavio Luiz Rossetto and Jorge Lourencao will remain in their leadership roles as the company initiates this new phase within Atento.

The combination of Atento & R Brasil’s capabilities:

  Provides clients with a fully integrated platform, delivering customized collections solutions.
  Enhances the effectiveness of collections solutions with the extensive use of technology, business intelligence and analytics capabilities.
  Creates the largest provider of collections services in Brazil with more than 7,000 professionals with strong collections know-how and expertise.
  Significantly expands Atento´s addressable market by servicing the USD $2.7 billion market for collections in Latin America.
  Drives consolidation in this highly fragmented and compelling market in Latin America.

About Atento
Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) services in Latin America, and among the top three providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 14 countries where it employs more than 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2015, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a third consecutive year. For more information visit www.atento.com

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PRESS RELEASE

Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento’s highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento’s ability to keep pace with its clients’ needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento’s clients; the non-exclusive nature of Atento’s client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento’s businesses; Atento’s ability to protect its proprietary information or technology; service interruptions to Atento’s data and operation centers; Atento’s ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento’s ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento’s ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento’s ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento’s ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento’s lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise

Media relations
Maite Cordero

+ 34 91 740 74 47

media@atento.com

Patricia Andrade

+ 55 11 - 3779 2252 Ext 0*17 52252

patricia.andrade@atento.com.br

Investor relations
Lynn Antipas Tyson

 + 1 914-485-1150
lynn.tyson@atento.com

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